1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main

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STEPHEN T. COHEN

stephen.cohen@dechert.com +1 202 261 3304 Direct

+1 202 261 3024 Fax

May 13, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re: Schwab Investments — Form N-14 (File No. 333-237715) (the "Registrant")

Dear Ms. Larkin:

This letter responds to the comments of the U.S. Securities and Exchange Commission ("SEC") staff on the proxy statement/prospectus on Form N-14 ("Proxy Statement/Prospectus") that was filed on April 16, 2020 by the Registrant with respect to the reorganization of the Wasmer Schroeder High Yield Municipal Fund (the "Acquired Fund"), a series of Advisors Series Trust, a Delaware statutory trust, into the Schwab High Yield Municipal Bond Fund (the "Surviving Fund" and together with the Acquired Fund, the "Funds"), a series of the Registrant (the "Reorganization"). The SEC staff's comments were provided by you to Christine M. Pierangeli of Charles Schwab Investment Management, Inc. ("CSIM") and Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on May 11, 2020.

Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement/ Prospectus, unless otherwise noted. A summary of the SEC staff's comments, followed by the responses of the Registrant, is set forth below:

1.Comment: Please include a form of proxy card in your next amendment filing.

Response: The Registrant has included a copy of the proxy card as part of the Registrant's amendment filing.

May 13, 2020

2.Comment: The SEC staff noted the disclosure in the Proxy Statement/Prospectus regarding potentially imposing additional procedures or limitations on Meeting attendees or holding the Meeting by means of remote communication. The staff of the Division of Corporation Finance and the Division of Investment Management have issued guidance regarding conducting shareholder meetings in light of COVID-19 concerns (available at  https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-   concerns) . Please confirm that the Registrant has reviewed this guidance and will act in accordance with this guidance, as applicable, in imposing any additional procedures or limitations on Meeting attendees or holding the Meeting by means of remote communication.

Response: The Registrant confirms that it is aware of the guidance and will act in accordance with the guidance, as applicable, in imposing any additional procedures or limitations on Meeting attendees or holding the Meeting by means of remote communication.

3.Comment: The Proxy Statement/Prospectus includes the following disclosure in three separate instances: "You may revoke your proxy and change your vote by " signing a proxy card with a later date and returning it before the polls close at the Meeting." Please include additional disclosure clarifying the date and time by which polls will close.

Response: The Registrant has added the requested disclosure.

4.Comment: Please provide supplementally the expected date by which the Reorganization is expected to take effect.

Response: The Registrant notes that the Reorganization is expected to take effect on or about August 10, 2020.

5.Comment: Please confirm supplementally that the Proxy Statement/Prospectus complies with the Fixing America's Surface Transportation ("FAST") Act, including by providing hyperlinks for any exhibits in the Part C and any documents that are incorporated by reference, as applicable.

Response: The Registrant confirms that the Proxy Statement/Prospectus complies with the FAST Act, including the hyperlinking requirements thereunder.

May 13, 2020

6.Comment: The table of contents included in the Proxy Statement/Prospectus references a question/answer section heading titled "What are the reasons for the proposed Reorganization?" However, this section heading does not have a corresponding section in the Proxy Statement/Prospectus. Please either include this section and the associated information or alternatively delete the reference in the table of contents to this section heading.

Response: The Registrant has removed the reference in the table of contents to this section heading as the reasons for the proposed Reorganization are discussed in various other sections throughout the Proxy Statement/Prospectus, including the subsection titled: "Board Considerations in Approving the Reorganization."

7.Comment: In the sections of the Proxy Statement/Prospectus titled "How do the Funds' investment objectives, principal investment strategies and principal risks compare?" and "Comparison of Principal Risks of Investing in the Funds," please include disclosure describing the differences in the Funds' respective principal investment strategies with respect to investments in investment grade and non-investment grade securities.

Response: The Registrant has revised the referenced disclosure in each instance to explain that the Acquired Fund is subject to heightened risks associated with high yield securities as compared to the Acquiring Fund because the Acquired Fund focuses its investments on medium- to lower-credit quality municipal securities while the Acquiring Fund focuses on medium- to higher-credit quality municipal securities, investing at least 60% of its assets in investment grade municipal securities.

8.Comment: In the comparison of the Funds' fundamental investment policies, the disclosure notes that the Acquiring Fund is not subject to a fundamental investment policy with respect to its status as a diversified fund. Please supplementally confirm that the Acquiring Fund will operate as a diversified fund and revise the disclosure in this section and the relevant section of the Acquiring Fund SAI to clarify that the Fund operates as a diversified fund and that this is a fundamental policy of the Fund.

Response: The Registrant hereby confirms that the reference disclosure will be revised to clarify that the Fund is classified as a diversified fund and that this is a fundamental policy of the Fund.

9.Comment: Please confirm supplementally whether there are any material differences between the applicable state laws of Massachusetts and Delaware that would result in any diminution of shareholders' rights due to their proposed transition from Advisors Series Trust (Delaware) to Schwab Investments (Massachusetts) as a result of the Reorganization.

May 13, 2020

Please consider adding disclosure regarding any such material differences and diminution of shareholders' rights, if applicable.

Response: The Registrant notes that the Proxy Statement/Prospectus currently discloses the differences in shareholders' rights arising from the differences in the provisions in the organizational documents of Advisors Series Trust and Schwab Investments that relate to shareholders' rights. The Registrant further notes that the laws governing Massachusetts business trusts and Delaware statutory trusts differ in certain respects, but generally have similar effect. Based on a review of relevant Massachusetts and Delaware law relating to shareholders' right and a review of the Funds' organizational documents, we do not believe there will be any diminution of shareholders' rights. Accordingly, no disclosure changes have been made in response to this comment.

10.Comment: We note that the registration statement on Form N-14 is ineligible for Rule 488 effectiveness due to (i) the incomplete capitalization table, and (ii) the missing power of attorney for Mark Fischer. In an amended pre-effective amendment filing on Form N-14, please complete the capitalization table, and include the power of attorney for Mr. Fischer or modify the signature page to reflect that Mr. Fischer signed the registration statement.

Response: The Registrant notes that the capitalization table has been completed and the signature page of the registration statement has been modified to reflect that Mr. Fischer signed the registration statement. The Registrant further notes that it intends to file as separate correspondence a formal request for acceleration of the effective date.

** *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen Stephen T. Cohen